Filed pursuant to Rule 433

Registration No. 333-43862

WADDELL & REED FINANCIAL, INC.

5.60% NOTES DUE 2011

FINAL TERM SHEET

Dated January 10, 2006

Issuer:	Waddell & Reed Financial, Inc.

Size:	$200,000,000

Maturity:	January 15, 2011

Coupon (Interest Rate):	5.60% per year

Price to public:	99.965% of principal amount

Yield to maturity:	5.608%

Spread to Benchmark Treasury:	1.25% (125 basis points)

Benchmark Treasury:	US Treasury 4.375% due December 15, 2010

Benchmark Treasury Price and Yield:	100 - 02.25; 4.358%

Interest Payment Dates:	January 15 and July 15, commencing on July 15, 2006

Redemption Provisions:	Make-whole call at any time based on US Treasury plus 20 basis points

Settlement:	T+3; January 13, 2006

Format:	SEC Registered (No. 333-43862)

Ratings:	Moody’s, Baa2; S&P, BBB

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-532-2757.